Exhibit 99.13

Consent of Porfirio Cabaleiro Rodriguez

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled “São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources”, dated effective May 31, 2021; and (ii) the references, as applicable, to the undersigned’s name included in or incorporated by reference in the (a) Annual Information Form for the fiscal year ended November 30, 2023 of GoldMining Inc. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended November 30, 2023, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-275215) of the Company previously filed with the United States Securities and Exchange Commission.

/s/ Porfirio Cabaleiro Rodriguez
Porfirio Cabaleiro Rodriguez, BSc(Eng), MAIG

Dated: February 27, 2024